Westcore Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

VIA EDGAR

April 2, 2008

U.S. Securities and Exchange Commission

100 F Street, N E

Washington, DC  20549

Re:	Westcore Trust
File Nos. 2-75677 (1933 Act)
811-3373 (1940 Act)
Form N-1A POST-EFFECTIVE AMENDMENT NO. 64 (1933 Act)

To the U.S. Securities and Exchange Commission:

An electronic (“EDGAR”) filing is hereby made under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of Westcore Trust, an open-end management investment company (the “Fund”). This filing includes Post-Effective Amendment No. 64 to the Fund's 1933 Act Registration Statement on Form N-1A and Amendment No. 65 to its 1940 Act Registration Statement (“Amendment”). The purpose of this filing is to initially register a new series, Westcore Micro-Cap Opportunity Fund, for certain series of the Westcore Trust.

Please address any comments or questions to my paralegal, Alex Marks, at 303-623-2577. Thank you.

Sincerely,

/s/ JoEllen L. Legg

JoEllen L. Legg

Secretary, Westcore Trust

cc:    Larry Greene, U.S. Securities and Exchange Commission

        Peter H. Schwartz, Davis Graham & Stubbs LLP